Mail Stop 3561

March 31, 2010

Robert B. McKnight, Jr.
Chief Executive Officer and President
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

      **Re:    Quiksilver, Inc.**
              **Form 10-K for the Fiscal Year Ended October 31, 2009**
              **Filed January 12, 2010**
              **Preliminary Proxy Statement on Schedule 14A**
              **Filed January 28, 2010**
              **File No. 001-14872**

Dear Mr. McKnight:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Financial Position, Capital Resources and Liquidity, page 25

1.      We note that the applicable interest rates on your refinanced obligations, particularly the five year senior secured term loan, are higher than on the obligations they have replaced. We further note, on page 54, that the term loan

bears an interest rate of 15% and the gross outstanding balance was $158.7 million as of October 31, 2009.  Please tell us if the higher interest rates incurred on your refinanced obligations will have a material unfavorable impact on your results of operations or liquidity.  If so, expand your discussion and analysis to include quantitative and qualitative disclosure of this impact in future filings pursuant to Item 303 of Regulation S-K.  Refer to SEC Release No. 33-8350 for additional guidance.

Critical Accounting Policies, page 31

Goodwill, page 31

2.      We note on page 48 that you determined there was no goodwill impairment loss in continuing operations as of October 31, 2009.  We believe you should provide information for investors to assess the probability of a future material goodwill impairment charge, pursuant to Item 303(a)(3)(ii) of Regulation S-K.  In that regard, we believe the following disclosures should be provided for each reporting unit that is at risk of failing step one of the impairment test (i.e., the fair value is not substantially in excess of carrying value) in future filings:

   a.   State the percentage by which fair value exceeded carrying value as of the date of the most recent test;

   b.   State the amount of goodwill allocated to each reporting unit;

   c.   Describe the methods and key assumptions used in determining the fair value of the reporting units and intangible assets, as applicable, and how the key assumptions were determined;

   d.   Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

   e.   Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if you have determined that the fair value substantially exceeds the carrying value, please disclose this determination.  Tell us how you intend to revise your disclosure in future filings, and provide us with the text of your proposed disclosure in your response to us.

Notes to Consolidated Financial Statements, page 47

Note 7 – Lines of Credit and Long-term Debt, page 54

3.      We note that in connection with the $153.1 million five year senior secured term loan, you issued warrants that appear to have an exercise price that may be adjusted pursuant to Section 5 of the Warrant and Registration Rights Agreement filed as Ex. 10.3 to your August 4, 2009 Form 8-K.  Please describe to us the circumstances that would result in an adjustment to the exercise price and explain to us how you applied the provisions of FASB ASC 815-40-15 (EITF 07-5) to each circumstance, as applicable.

Part IV

Item 15.  Exhibits and Financial Statement Schedules

4.      We note that you failed to include the exhibits or schedules to some of your filed exhibits.  Please file a complete copy of Exhibit 10.3, Exhibit 10.9, Exhibit 10.10, Exhibit 10.11, Exhibit 10.12, and Exhibit 10.13 with your next Exchange Act report.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters.  Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,


John Reynolds
Assistant Director